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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number:    000-55363
CUSIP Number:  922104104

(Check one)

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For period ended

March 31, 2016

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Transition Report on Form 10-K

☐

Transition Report on Form 20-F

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Transition Report on Form 11-K

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Transition Report on Form 10-Q

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Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Vapor Hub International Inc.
Full Name of Registrant

Former Name if Applicable

1871 Tapo Street
Address of Principal Executive Office (Street and Number)

Simi Valley CA, California 93063
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file the Form 10-Q for the period ending March 31, 2016 within the prescribed time period due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Lori Winther	(805)	309-0530
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes  [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vapor Hub International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 16, 2016

By:   /s/ Lori Winther

Name:  Lori Winther

Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV -- OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

The Registrant expects to report revenues of approximately $4,456,933 for the nine months ended March 31, 2016 as compared to $3,590,044 for the nine months ended March 31, 2015.  The increase in revenues compared to the prior year period primarily results from growth of the Registrant’s wholesale distribution and direct distribution to retail store sales.

The Registrant expects to report a net loss from operations of $131,330 for the nine months ended March 31, 2016 as compared to a net loss from operations of $318,809 for the nine months ended March 31, 2015.  The decrease in loss from operations compared to the prior year period primarily results from growth in the Registrant’s sales along with an increase in gross margin.

The foregoing results of operations are estimates and are subject to and qualified by the unaudited financial statements to be filed as part of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

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